FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
WEEKLY FAQS 7-29
FINANCIAL
Q: According to an article in the Charlotte Observer, US Airways says they predict they will make a profit by 2007 if their creditors approve the merger. Does this mean if the merger goes through, we’re planning on running an unprofitable airline for a year?
A: While we would like to be able to answer this question, with the shareholder vote not yet complete as well as a rights offering pending, we simply can’t comment at all on the financial information that has been filed with the bankruptcy court thus far. We suspect that is what drove the Observer story (reporters reviewing bankruptcy court filings) but at this time, the Securities and Exchange Commission (SEC) dictates the company not comment beyond what is publicly filed and we need to honor that requirement.
Q: In regards to 2005 earnings, it seems we have some reason to be optimistic about an overall profitable 2005. However, Doug also indicated we should not expect this to be the case. Is this expectation based on the anticipated combination of the Airways and HP balance sheets in Q4, or based solely on America West financials?
A: Doug’s comments on the company’s finances are specific to America West – not the combined airline. The reason he is saying America West as a standalone likely won’t be profitable for the full year 2005 is because we don’t expect revenue to continue to perform the way it did this summer (traffic typically falls off after Labor Day). Fuel is also a huge variable and if it stays where it is, and revenue decrease even slightly, the outcome likely wouldn’t look like the quarter we just reported. In addition, we have an upcoming ATSB payment as well as some aircraft payments due later this year and liquidity also comes into play when looking at a company’s long-term outlook.
GENERAL
Q: Since we will no longer have the name America West is there any consideration as to a way of keeping the memory of the airline alive? For example, keep the same livery we presently have and move it to the new combined airline.
A: A lot of consideration went into the name change and although we’re switching to US Airways, we’re committed to keeping the America West name alive in some way. We’re also interested in ensuring some of the past airlines that went into US Airways are somehow kept alive, so without giving any more away, we’ll just say stay tuned.
Q: There is currently a rumor that the Tempe Reservations Center is being relocated to a different Tempe location. What are the details and location?
A: In an effort to optimize facilities we were looking at another site to house Reservations, but this isn’t unusual. We have made a habit of looking at potential locations that may prove more beneficial to our operation. After reviewing our options we have decided not to change locations.
Q: Will the US Airways fleet be reconfigured to match America West configuration?
A: We haven’t done the full analysis, but it’s likely that for any sub fleets that are easy and inexpensive to reconfigure, we would likely go to a common configuration. For bigger changes (such as moving lavs or galleys), we will have to evaluate those changes in the long-term view of the company.
Q: Any news where the SOC is going to be?
A: At this stage no decisions have been made regarding where the SOC for the combined company will be. As soon as a decision is made, however, we’ll be sure to let people know.
Q: A Platinum member asked how the merger would affect his status assuming that US Airways members will merger with ours. How should I answer this question to our passengers?
A: No immediate merger-related changes to FlightFund are scheduled to take place, but after the merger closes, FlightFund and US Airways’ Dividend Miles program will be combined to create the industry’s premier frequent flyer program. Of course, all miles earned in either program prior to the creation of the new program will retain their full value for redemption on the combined carrier and members will not lose their status in the combined program.
Right now it’s still too early to tell if there will be any changes to the elite program. But it’s important to tell customers that FlightFund and Dividend Miles updates will be sent primarily via email, so now is a good time to ensure that their current e-mail address is on file with each airline.
OPERATIONS
Q: Currently both US Airways and AWA are required to report monthly operations statistics to the Department of Transportation (DOT). When we become one company in the fall, how is the DOT reporting going to be handled? It may be confusing to customers.
A: Great question. The numbers will indeed be reported separately until the certificates are merged (we expect the process to take between 24 to 36 months after close). We agree that the dual reporting could be somewhat confusing to customers at first, but we’ll do our best to communicate this to employees and the media. The media are the ones who generally report these statistics to the public and by making sure they have the correct information we’ll be informing the public as well.
Q: Both carriers currently have bonus or award programs in place based on DOT reporting. How will those programs be impacted?
A: Both carriers do report to the DOT, and we’re not sure whether the programs will remain independent based on each separate carrier’s DOT results or whether those will merge right away into one program. It’s certainly on the radar screen though so stay tuned. The other alternative is to come up with something different for the new airline.
PAY/BENEFITS/LABOR
Q: Will a decision about fall classes being reimbursed or not in December be made by end of August?
A: America West employees involved in the tuition reimbursement program will have their fall semester classes covered according to the reimbursement guidelines. For a look at the guidelines visit awaCompass.com.
Q: During the webcast on Friday, Doug commented that he anticipated us being close to “right sized” by Oct 1. When the merger was first announced, he had said that around 6,000 positions would be eliminated between the two airlines, much of it through attrition. I’m wondering if anyone knows if or when we will be seeing some of the furlough offers, early retirement offers, and some halting of the hiring process for non-operational or administrative positions? Six thousand positions translate to a lot of people losing their jobs and Oct. 1 isn’t that far off.
A: We don’t expect 6,000 jobs to go away by Oct. 1. Keep in mind we will be running both airlines on their own operating certificate for up to three years. Between Oct. 1 and the day we finally go to one operating certificate we expect that, over time, natural attrition will account for the job reduction, rather than furloughs. Doug’s comment was more directed at the fleet (returning aircraft to lessors, mostly on the Airways side).
Long term, we’ll likely need fewer people to run the collective operation; however, as Doug has said, we hope that attrition will account for much of the necessary reduction. As always, we’re focused on minimizing the impact on America West employees and, at this time, we anticipate there will be minimal impact for many of the operation-specific areas.
Q: With the merger will pass riders use their seniority to pass ride?
A: We know employees (and pass riders) are on the edges of their seats waiting for pass policy information, but we simply don’t have an update yet because a final pass policy decision has not been made. Clearly this is one of the hottest issues, if not the hottest, related to the merger (not to downplay employment, pay, seniority, etc.). But as airline employees, a lot of us are here for the pass travel benefits, which give us the ability to just say, hey, I think I’ll go to Vegas this weekend, and then do just that. This kind of flexibility doesn’t exist for most of the world unless you work for an airline because last minute travel is expensive. Employees can appreciate that just saying it’s one way or the other means one group of employees will be very unhappy. With that, the steering committee wants to take sufficient time to analyze other airline policies, look at what both America West and US Airways do today and make a careful and thoughtful decision.
If you have questions that are not addressed here, send them to merger@americawest.com.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways

Group to operate pursuant to the terms of its financing facilities (particularl y the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.